UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HCW Biologics Inc.

File No. 1-40591 – CTR#7520

HCW Biologics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2024.

Based on representations by HCW Biologics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.6   through November 14, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura Crotty
Legal Branch Chief, Office of Life Sciences
Division of Corporation Finance